Mr S I Pettifor Corus Group plc 30 Millbank London SW1P 20 March 2003

Corus

30 Millbank
London SW1P 4WY
United Kingdom

T +44(0) 20 7717 4566 (direct)
F +44(0) 20 7717 4564 (direct)
T +44(0) 20 7717 4444
F +44(0) 20 7717 4455
M +44 07801 768478
richard.reeves@corusgroup.com

Richard Reeves FCA

Company Secretary

Dear Stuart

I should like to confirm that at a meeting on 11 March 2003 the Remuneration Committee approved an increase in your salary from £320,000 per annum to £400,000 per annum with effect from 1 March 2003.

Will you please treat this letter as an amendment to your contract of employment dated 11 July 2001.

Yours sincerely

Corus Group plc
Registered in England No. 3811373
Registered Office 30 Millbank
London SW1P 4WY